OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

July 25, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	Oppenheimer Rochester Minnesota Municipal Fund
File Nos. 333-132783 and 811-21881

To the Securities and Exchange Commission:

On behalf of Oppenheimer Rochester Minnesota Municipal Fund (the “Fund”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the filing made pursuant to Rule 485(a) under the Securities Act filed with the Commission on July 25, 2014 (accession number 0000728889-14-000817). The Fund is an open-end investment company.

Post-effective Amendment No.13 under the Securities Act and Amendment No. 14 under the Investment Company Act of 1940, as amended, to the Fund’s Registration Statement on Form N-1A was filed with the Commission on July 25, 2014 (the “Filing”). As the cover letter of that Filing indicates, the Filing was intended to be tagged as filed under Rule 485(b) and intended to go automatically effective on July 29, 2014. However, the Filing was inadvertently submitted with EDGAR headers incorrectly tagging it as filed under Rule 485(a). No securities were sold in connection with the Filing. Therefore, the Fund requests the Commission's consent to withdraw the Filing pursuant to Rule 477 under the Securities Act. The Fund will also properly re-file under Rule 485(b) subsequent to making this request.

The Commission Staff is requested to address any comments or questions you may have regarding this request or the Filing to:

Edward Gizzi, Esq.
Vice President & Associate Counsel
OFI Global Asset Management, Inc.
225 Liberty Street, 11th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Taylor Edwards
Taylor Edwards
Assistant Secretary of the Fund

cc:	Valerie Lithotomos, Esq.
Kramer Levin Naftalis & Frankel LLP
KPMG LLP
Gloria LaFond